Exhibit 99.34

Highlander Silver Corp.

Condensed Consolidated Interim Financial Statements

For the three and six months ended March 31, 2025 and 2024

(Unaudited)

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in Canadian Dollars)

	Note	March 31, 2025	September 30, 2024 (Restated – Note 3)	October 1, 2023 (Restated – Note 3)

Assets

Current assets
Cash and cash equivalents		$30,294,154	$2,500,894	$229,702
Receivables		89,483	290,357	8,904
Prepaids and other		20,078	25,536	14,268
		30,403,715	2,816,787	252,874

Reclamation deposit		62,842	59,052	11,096
Property and equipment		145,247	94,523	–
Mineral property interests	4	11,692,494	10,758,885	44,013
Value-added tax receivable		95,898	89,730	–

Total assets		$42,400,196	$13,818,977	$307,983

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	7	$556,349	$372,481	$234,986
Consideration payable		1,797,000	1,687,375	–
		2,353,349	2,059,856	234,986
Non-current liabilities
Consideration payable		1,797,000	1,687,375	–
Reclamation provision	5	535,962	492,426	–
Total liabilities		4,686,311	4,239,657	234,986

Equity
Common shares	6	50,131,728	19,524,567	7,219,766
Reserves	6	2,393,560	1,724,026	1,385,293
Commitment to issue shares	6	–	46,319	46,319
Foreign currency reserve		317,629	(432,731)	(63,899)
Deficit		(15,129,032)	(11,282,861)	(8,514,482)
Total equity		37,713,885	9,579,320	72,997

Total liabilities and equity		$42,400,196	$13,818,977	$307,983

Nature of operations and going concern (Note 1)

Commitments (Note 14)

Subsequent events (Note 6(c), 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Net Loss and Comprehensive of Loss
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, except share amounts)

		Three months ended March 31,		Six months ended March 31,
	Note	2025	2024 (Restated – Note 3)	2025	2024 (Restated – Note 3)

Exploration expenses	10	$600,520	$225,936	$1,172,199	$503,384
General and administrative expenses	11	1,410,210	839,879	2,371,040	1,105,842
Loss from operations		2,010,730	1,065,815	3,543,239	1,609,226

Gain on disposal of equipment		–	(4,316)	(137,294)	(4,316)
Finance cost		130,221	–	136,787	–
Interest and other income		(114,317)	(96,918)	(125,058)	(51,335)
Foreign exchange loss		4,099	–	252,094	–
Write-off of mineral property interests		–	36,486	–	36,486
Write-off of receivables	12	176,403	–	176,403	–
Net loss		2,207,136	1,001,067	3,846,171	1,590,061

Other comprehensive (income) loss
Items that may be reclassified to profit or loss:
Foreign currency translation		(227,434)	100,382	(750,360)	98,646
Total comprehensive loss		$1,979,702	$1,101,449	$3,095,811	$1,688,707

Net loss per share attributable to:
Shareholders of the Company
Basic and diluted		$0.03	$0.02	$0.05	$0.03

Weighted average number of shares outstanding
Basic and diluted		86,883,763	60,460,434	84,225,855	57,493,401

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	Note	2025	2024 (Restated – Note 3)	2025	2024 (Restated – Note 3)

Cash provided by (used in):
Operations
Net loss for the period		$(2,207,136)	$(1,001,067)	$(3,846,171)	$(1,590,061)
Adjustments for:
Depreciation		3,445	1,067	6,504	2,504
Finance cost		130,221	–	136,787	–
Foreign exchange		(36,578)	–	28,183	–
Gain on disposal of equipment		–	–	(137,294)	–
Interest income		(67,102)	(17,182)	(77,798)	(36,582)
Share-based compensation	6	465,425	599,005	1,103,298	599,005
Write-off of mineral property interests		–	36,486	–	36,486
Write-off of receivables		176,403	–	176,403	–
Net changes in non-cash working capital items:
Receivables		(26,967)	(4,608)	18,303	(8,318)
Prepaid and other		7,018	4,676	5,458	(8,537)
Accounts payable and accrued liabilities		25,333	93	60,501	(73,333)
		(1,529,938)	(381,530)	(2,525,826)	(1,078,836)

Financing
Proceeds from private placement, net of share issue costs	6	30,036,728	–	30,036,728	2,981,480
Proceeds from exercise of options	6	86,600	–	86,600	–
Proceeds from exercise of warrants	6	–	–	3,750	–
		30,123,328	–	30,127,078	2,981,480

Investing
Mineral property interest		–	(36,486)	–	(36,486)
Property and equipment		(38,916)	(2,185)	(38,916)	(2,185)
Interest income received		67,102	–	77,798	–
Proceeds from disposal of equipment		–	7,454	137,294	7,454
		28,186	(31,217)	176,176	(31,217)

Effect of exchange rate changes on cash and cash equivalents		775	(100,500)	15,832	(115,298)

Increase (decrease) in cash and cash equivalents		28,622,351	(513,247)	27,793,260	1,756,129
Cash and cash equivalents, beginning of period		1,671,803	2,499,078	2,500,894	229,702

Cash and cash equivalents, end of period		$30,294,154	$1,985,831	$30,294,154	$1,985,831

Supplemental cash flow information (Note 8)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, except number of shares)

	Number of Shares	Amount	Reserves	Commitment to issue shares	Foreign currency reserve	Deficit	Total equity

Balance, October 1, 2024 (Restated)	81,221,620	$19,524,567	$1,724,026	$46,319	$(432,731)	$(11,282,861)	$9,579,320
Private placement, net of share issue costs	23,000,000	30,036,728	–	–	–	–	30,036,728
Shares issued on exercise of warrants and stock options	649,365	524,114	(433,764)	–	–	–	90,350
Share-based compensation	–	–	1,103,298	–	–	–	1,103,298
Reclassification of commitment to issue shares to common shares	–	46,319	–	(46,319)	–	–	–
Net loss and comprehensive loss	–	–	–	–	750,360	(3,846,171)	(3,095,811)
Balance, March 31, 2025	104,870,985	$50,131,728	$2,393,560	$–	$317,629	$(15,129,032)	$37,713,885

Balance, October 1, 2023 (Restated)	30,460,434	$7,219,766	$1,385,293	$46,319	$(63,899)	$(8,514,482)	$72,997
Private placement, net of share issue costs	30,000,000	2,956,557	–	–	–	24,923	2,981,480
Fair value reversal on expired stock options	–	–	(128,250)	–	–	128,250	–
Share-based compensation	–	–	599,005	–	–	–	599,005
Translation adjustment for the period	–	–	–	–	–	30,553	30,553
Net loss and comprehensive loss	–	–	–	–	(98,646)	(1,590,061)	(1,688,707)
Balance, March 31, 2024	60,460,434	$10,176,323	$1,856,048	$46,319	$(162,545)	$(9,920,817)	$1,995,328

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Highlander Silver Corp. (the “Company” or “Highlander”) was incorporated under the laws of the Province of British Columbia, Canada. The Company’s head office is located at 2500 – 100 King Street West, Toronto, Ontario, Canada, M5X 1A9. Its records office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. Its main business activity is the acquisition, exploration and evaluation of mineral properties located in Peru. These condensed consolidated interim financial statements of the Company as at and for the three and six months ended March 31, 2025 and 2024 comprise the Company and its subsidiaries. On May 13, 2025, the Company’s common shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol HSLV. Prior to this date, the Company’s shares were listed on the Canadian Securities Exchange.

The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral property interests, are dependent upon the existence of economically recoverable mineral reserves in the mineral properties that the Company holds an interests in. The continued exploration and development of projects will depend on the Company receiving future cash flows from its ability to obtain share capital financing.

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration stage company, the Company does not have traditional revenue sources, and has historically relied on share capital financing, as well as property option or sale proceeds to fund its property acquisition, exploration and evaluation expenditures, and operating expenses.

As at March 31, 2025, the Company had cash and cash equivalents of $30,294,154 (September 30, 2024 – $2,500,894). The Company has financed its operations primarily through the issuance of common shares.

On March 11, 2025, the Company closed its previously announced bought deal private placement, pursuant to which the Company sold 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the underwriters’ option of 3,000,000 shares. The Company intends to use the net proceeds of $30,036,728 from the private placement to fund the advancement of exploration activities at the Company’s San Luis gold-silver project in Peru, as well as for working capital and general corporate purposes.

2.	STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

Summary of material accounting policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended September 30, 2024.

Mineral property interests

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting, community engagement, exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering of exploration data through geophysical studies.

The Company capitalizes significant direct costs of acquiring mineral property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred, including those related to asset retirement obligations, are expensed as incurred up to the date the technical feasibility and commercial viability of extracting mineral resources are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant, and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, non-compliance with regulatory requirements or title may be affected by undetected defects.

Reclassification of general and administrative expenses

During the three and six months ended March 31, 2025, the Company reclassified certain general and administrative expenses to better reflect the nature of these expenditures. Comparative figures for the prior period have been reclassified to conform with the current period’s presentation. These changes had no impact on net loss or cash flows.

Material accounting judgments and significant estimates and uncertainties

The material judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and six months ended March 31, 2025, are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended September 30, 2024.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after October 1, 2024, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply for IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

3.	VOLUNTARY CHANGE IN ACCOUNTING POLICY

During the quarter, the Company has conducted a review of its accounting policy related to exploration and evaluation expenditures. Following this review, management has voluntarily elected to adopt a change in accounting policy effective January 1, 2025, to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. Previously, the Company capitalized both acquisition costs and exploration and evaluation expenditures associated with its exploration and evaluation properties. Under the revised policy, the Company will continue to capitalize significant direct costs related to the acquisition of mineral property interests but will now expense all exploration and evaluation expenditures incurred on its properties until such time when the technical feasibility and commercial viability of extracting mineral resources from the mineral property are demonstrated and the project has received development approval from the Board of Directors. The change in accounting policy has been made in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis.

The following is a summary of the changes that impact the Consolidated Statements of Financial Position as at October 1, 2023, and September 30, 2024, the Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss and the Condensed Consolidated Interim Statements of Cash Flows, for the three and six months ended March 31, 2024.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

Consolidated Statements of Financial Position

As at September 30, 2024	Previously reported	Effect of change	Restated
Mineral property interests	$12,125,552	$(1,366,667)	$10,758,885
Total assets	15,185,644	(1,366,667)	13,818,977
Foreign currency reserve	(237,224)	(195,507)	(432,731)
Deficit	(10,111,701)	(1,171,160)	(11,282,861)
Total equity	10,945,987	(1,366,667)	9,579,320
Total liabilities and equity	$15,185,644	$(1,366,667)	$13,818,977

As at October 1, 2023	Previously reported	Effect of change	Restated
Mineral property interests	$254,571	$(210,558)	$44,013
Total assets	518,541	(210,558)	307,983
Foreign currency reserve	(63,983)	84	(63,899)
Deficit	(8,303,840)	(210,642)	(8,514,482)
Total equity	283,555	(210,558)	72,997
Total liabilities and equity	$518,541	$(210,558)	$307,983

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three months ended March 31, 2024	Previously reported	Effect of change	Restated
Exploration expenses	$1,067	$224,869	$225,936
General and administrative expenses	868,313	(28,434)	839,879
Loss from operations	869,380	196,435	1,065,815
Impairment of mineral property interest	86,778	(50,292)	36,486
Net loss	854,924	146,143	1,001,067
Total comprehensive loss	852,407	249,042	1,101,449
Net loss per share attributable to shareholders of the Company Basic and diluted	$0.01	$0.01	$0.02

For the six months ended March 31, 2024	Previously reported	Effect of change	Restated
Exploration expenses	$2,504	$500,880	$503,384
General and administrative expenses	1,159,353	(53,511)	1,105,842
Loss from operations	1,161,857	447,369	1,609,226
Impairment of mineral property interest	195,723	(159,237)	36,486
Net loss	1,301,929	288,132	1,590,061
Total comprehensive loss	1,344,868	343,839	1,688,707
Net loss per share attributable to shareholders of the Company Basic and diluted	$0.02	$0.01	$0.03

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2024	Previously reported	Effect of change	Restated
Net loss for the period	$(854,924)	$(146,143)	$(1,001,067)
Adjustments for:
Impairment of mineral property interest	86,778	(50,292)	36,486
Net changes in non-cash working capital items	(11,635)	11,796	161
Cash used in operations	(196,891)	(184,639)	(381,530)
Deferred exploration and evaluation expenditures	(324,024)	287,538	(36,486)
Cash used in investing	(318,755)	287,538	(31,217)
Effect of exchange rate changes on cash and cash equivalents	$2,399	$(102,899)	$(100,500)

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

For the six months ended March 31, 2024	Previously reported	Effect of change	Restated
Net loss for the period	$(1,301,929)	$(288,132)	$(1,590,061)
Adjustments for:
Impairment of mineral property interest	195,723	(159,237)	36,486
Net changes in non-cash working capital items	(115,693)	25,505	(90,188)
Cash used in operations	(656,972)	(421,864)	(1,078,836)
Deferred exploration and evaluation expenditures	(514,057)	477,571	(36,486)
Cash used in investing	(508,788)	477,571	(31,217)
Effect of exchange rate changes on cash and cash equivalents	$(59,591)	$(55,707)	$(115,298)

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 28, 2025.

4.	MINERAL PROPERTY INTERESTS

	Note	March 31, 2025	September 30, 2024 (Restated)
San Luis (Peru)	a)	$10,714,099	$10,623,949
La Estrella (Peru)	b)	44,785	44,013
Foreign exchange adjustment		933,610	90,923
		$11,692,494	$10,758,885

The Company’s wholly-owned projects are comprised of the rights to explore the mineral claims and tenures at various stages of exploration. Unless otherwise noted they are not subject to any option or sale agreements. Certain of the claims are subject to a net smelter returns royalty (“NSR”), as detailed below.

a)	San Luis Project

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. The Company acquired the project on May 23, 2024, through the purchase of 100% of the shares of Reliant Ventures S.A.C., which holds the rights to the San Luis Project.

As part of the acquisition agreement, the Company agreed to pay SSR Mining an initial cash payment US$5,000,000 ($6,978,100) paid in cash (paid) and up to US$37,500,000 in contingent consideration upon the achievement of specific project milestones. These milestones include the commencement of drilling, completion of a feasibility study, and milestones related to commercial production.

As at March 31, 2025, the Company recognized the following milestones payments as their occurrence is considered highly probable.

●	Current liability of US$1,250,000 (approximately $1,687,375): Payable upon the commencement of an initial drilling program which is expected to commence by June 2025.

●	Non-current liability of US$1,250,000 (approximately $1,687,375): Payable upon the first anniversary of the commencement of the drilling program, expected in June 2026.

Other potential milestone payments (Milestones 3 to 6 related to completion of a feasibility study and reaching commercial production), which could increase the total contingent consideration to up to US$37,500,000, are not recognized due to the current uncertainty in their likelihood.

Additionally, SSR Mining retained a 4% net NSR on the project. The Company has the option to buy back 2% of this royalty for US$15,000,000 at any time prior to the commencement of mine construction.

b)	La Estrella

On August 10, 2021, the Company purchased from Compania Minera Ares S.A.C. mining claims known as the Estrella claims located in central Peru in consideration for a cash payment of $3,701 (US$2,700) and a 2% NSR. The Company, at its sole discretion and at any time may purchase 50% of the NSR for a consideration of US$200,000 and the remaining 50% for a consideration of US$300,000.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

The Estrella 002 concession was acquired via auction with the Peruvian Mining Authority for consideration of US$31,000 (paid).

In addition, the Company has acquired the La Estrella project database including diamond drill core, assay results and laboratory certificates from Alianza Minerals Ltd. in consideration for the payment of $15,000 (paid) and the issuance of 37,500 common shares (issued).

5.	RECLAMATION PROVISION

	March 31, 2025	September 30, 2024
Balance, start of period	$492,426	$–
Acquisition of Reliant Ventures S.A.C.	–	468,180
Accretion	13,420	8,237
Foreign exchange adjustment	30,116	16,009
Balance, end of period	$535,962	$492,426

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at March 31, 2025 are $608,578 (September 30, 2024 – $573,958), which have been inflated at an average rate of 1.98% per annum (September 30, 2024 – 1.98%) and discounted at an average rate of 5.25% (September 30, 2024 – 5.25%).

6.	SHARE CAPITAL

a)	Share Capital

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 104,870,985 (September 30, 2024 – 81,221,620)

Transactions for the issue of share capital during the six months ended March 31, 2025:

●	On March 12, 2025, the Company issued 150,000 common shares through the exercise of stock options. This issuance resulted from the exercise of 15,000 stock options at an exercise price of $0.54 per share, 50,000 stock options at an exercise price of $0.55 per share and 85,000 stock options at an exercise price of $0.60 per share.

●	On March 11, 2025, the Company closed its previously announced bought deal private placement, pursuant to which the Company sold 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the underwriters’ option of 3,000,000 shares. The Company incurred issuance costs of $2,163,272 in connection with the financing.

●	On October 18, 2024, the Company issued 474,365 common shares through the cashless exercise of stock options. This issuance resulted from the exercise of 575,000 stock options at an exercise price of $0.42 per share and 675,000 stock options at an exercise price of $0.55 per share. In addition, the Company also issued 25,000 common shares through the exercise of warrants at an exercise price of $0.15 per share.

Transactions for the issue of share capital during the six months ended March 31, 2024:

●	On October 19, 2023, the Company completed a financing whereby 30,000,000 units were issued at $0.10 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one warrant exercisable at a price of $0.15 per share for a period of 3 years from the date of issuance. The Company incurred $43,443 in share issue costs in respect of this financing.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

b)	Stock options

For the three and six months ended March 31, 2025, the Company recognized a share-based compensation expense included in general and administrative expenditures of $465,425 and $1,103,298, respectively (three and six months ended March 31, 2024 – $599,005). The following table shows the change in the shares issuable for stock options during the six months ended March 31, 2025, and 2024:

For the six months ended March 31,	2025	2024
Balance, start of period	2,575,000	1,625,000
Granted	5,970,000	1,637,500
Exercised	(1,400,000)	–
Forfeited/expired/cancelled	(100,000)	(337,500)
Balance, end of period	7,045,000	2,925,000

The weighted average exercise price per share of options granted, exercised and forfeited during the six months ended March 31, 2025 was $0.86, $0.50 and $0.42, respectively. The weighted average exercise price per share of options granted, exercised and forfeited during the six months ended March 31, 2024, was $0.55, $nil and $0.60, respectively.

The assumptions used in the Black-Scholes option pricing model for the options granted in the six months ended March 31, 2025, and 2024 were as follows.

Weighted average	2025	2024
Exercise price per share issuable	$0.86	$0.55
Expected term (years)	5	3
Volatility	91%	125%
Expected dividend yield	–	–
Risk-free interest rate	2.39%	3.90%
Weighted average fair value per share	0.60	0.35

The following is a summary of the Company’s outstanding and exercisable options as at March 31, 2025:

Outstanding				Exercisable
Expiry date	Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
November 3, 2026	$0.60	112,500	1.59	112,500	1.59
March 1, 2027	0.60	50,000	1.92	50,000	1.92
March 12, 2027	0.55	637,500	1.95	637,500	1.95
September 20, 2027	0.78	100,000	2.47	40,000	2.47
March 3, 2028	0.42	175,000	2.93	175,000	2.93
October 21, 2029	0.80	4,370,000	4.56	700,000	4.56
January 2, 2030	1.04	1,600,000	4.76	–	4.76
	$0.82	7,045,000	4.23	1,715,000	3.10

c)	Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to private placement units. Finders’ warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

A continuity of the Company’s shares issuable for Company’s warrants is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, September 30, 2023	–	$–
Issued	30,000,000	0.15
Exercised	(25,000)	0.15
Outstanding, September 30, 2024	29,975,000	$0.15
Exercised	(25,000)	0.15
Outstanding, March 31, 2025	29,950,000	$0.15

The remaining contractual life (years) of the outstanding warrants is 1.55 years.

On April 15, 2025, the Company issued 100,000 common shares upon the exercise of 100,000 warrants, for total proceeds of $15,000.

7.	RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and six months ended March 31, 2025, and 2024 is comprised of the following:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Share-based compensation	$369,908	$559,265	$970,794	$559,265
Salaries and benefits	368,351	–	368,351	–
Professional fees	–	134,841	156,605	254,024
	$738,259	$694,106	$1,495,750	$813,289

Professional fees relate to the following related party transactions with the Company or Company controlled entities during the period.

(a)	Stephen Brohman was the Company’s CFO until January 2, 2025. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provides the Company with accounting and tax services.

(b)	David Fincham was appointed as the Company’s CEO effective October 2022 to October 2024.

(c)	Dr. Leandro Echavarria was the Company’s VP of Exploration until January 7, 2025. He has significant influence of LE Geological Services USA. (“LE Geo”) that provided geological services to the Company.

As of March 31, 2025, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of March 31, 2024, accounts payable and accrued liabilities included $61,840 due to key management personnel referred to above.

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on March 31, 2025, was approximately $355,300 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

The Company was charged for the following with respect to these arrangements in the three and six months ended March 31, 2025, and 2024:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Salaries and benefits	$648,492	$–	$687,913	$–
Office and other	173,301	–	199,858	–
Marketing and travel	5,351	–	7,426	–
	$827,144	$–	$895,197	$–

At March 31, 2025, amounts in accounts payable and accrued liabilities include $26,310 due to a related party, being the management company referred to above, (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Non-cash items:
Accrued finance costs	$123,367	$–	$123,367	$–
Reclassification of commitment to issue shares	–	–	46,319	–
Fair value reversal for expiry of stock options	–	(66,500)	–	(128,250)
Residual value on warrants issued	–	–	–	900,000
	$123,367	$(66,500)	$169,686	$771,750

9.	SEGMENTED INFORMATION

The Company has determined that it has one operating segment, being the exploration of mineral properties. The Company’s non-current assets of $11,996,481 (September 30, 2024 – $11,002,190) are all located in Peru.

10.	EXPLORATION EXPENDITURES

The Company’s exploration expenditures by activity are as follows:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Community relations	$15,575	$–	$22,164	$–
Depreciation	3,446	1,067	6,505	2,504
Environmental, regulatory & permitting	9,271	–	9,271	–
Geological & geophysical investigations	–	147,126	–	190,903
Salaries, contractors & project administration	421,135	67,889	892,575	272,630
Site preparation, camp & field expenses	151,093	9,854	241,684	37,347
	$600,520	$225,936	$1,172,199	$503,384

The Company’s exploration expenditures are incurred in Peru.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

11.	GENERAL AND ADMINISTRATIVE EXPENDITURES

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Filing and regulatory fees	$74,904	$7,518	$81,519	$17,759
Marketing and travel	77,899	5,636	81,982	5,736
Office and other	124,455	22,831	258,707	13,701
Professional fees	127,634	204,889	266,221	469,641
Salaries and benefits	539,893	–	579,314	–
Share-based compensation	465,425	599,005	1,103,297	599,005
	$1,410,210	$839,879	$2,371,040	$1,105,842

12.	WRITE-OFF OF RECEIVABLES

In 2019, a predecessor entity of Reliant Venture S.A.C, a subsidiary of the Company, remitted a payment of S/445,862 ($172,994) to SUNAT, the Peruvian tax authority, for penalties and interest following an audit of its 2015 income tax return. The Company recognized a receivable in respect of this amount, based on its assessment that it was recoverable through successful legal challenge. The Company subsequently filed a claim challenging the assessment, which was denied by SUNAT and upheld by the Peruvian Tax Court on appeal. In February 2024, the Company initiated further legal proceedings with the Superior Court of Justice of Lima, seeking to annul the Tax Court’s decision. During the three months ended March 31, 2025, the Company reassessed the recoverability of the receivable. While the legal proceedings remain ongoing, the Company has determined that, given the uncertainty and expected duration of the legal process, recovery is no longer probable in the near term. Accordingly, the full amount of S/445,862 ($172,994) has been written off during the period.

13.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $30,542,377 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations in market rates do not have a significant impact on the Company’s operations. For the three and six months ended March 31, 2025, and 2024, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended March 31, 2025 and 2024
(Unaudited – in Canadian Dollars, unless otherwise noted)

At March 31, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$556,349	$–	$556,349
Consideration payable	1,797,000	1,797,000	3,594,000
Office rent obligations	547,000	684,500	1,231,500
Exploration expenses and other	2,124,240	–	2,124,240
	$5,024,589	$2,481,500	$7,506,089

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

As at March 31, 2025, the majority of the Company’s cash and cash equivalents was held in Canadian dollars, with the remainder in US dollars or Peruvian Soles. The Company incurs expenditures in Canada and Peru, and as such is exposed to currency risk associated with these costs.

A change in the value of the Peruvian Soles by 10% relative to the Canadian dollar would not have a significant impact on the Company’s working capital and net loss for three and six months ended March 31, 2025, and 2024.

14.	COMMITMENTS

The Company is committed to payments for office leases premises through 2028 in the total amount of approximately $1,231,500 based on the Company’s current share of rent paid. Payments by fiscal year are:

2026	$410,200
2027	528,100
2028	293,200

The Company is committed to payments related to exploration expenses and other of $2,124,240 in 2025.

15.	SUBSEQUENT EVENTS

On April 10, 2025, the Company announced that it had received conditional approval to list its shares on the TSX. On May 13, 2025, the Company’s common shares commenced trading on the TSX, with no change to the trading symbol or share certificates and were delisted from the Canadian Securities Exchange.

In addition on April 10, 2025, the Company entered in an equity distribution agreement providing for an at-the-market program (“the ATM Program”) offering qualified by a prospectus supplement to a short form base shelf prospectus filed with the securities commission in each of the provinces and territories of Canada. The ATM Program allows the Company, through its agents, to, from time to time, offer and sell, in Canada, such number of common shares as would have an aggregate offering price of up to $25,000,000. As at May 28, 2025, no common shares were issued under the Company’s announced at-the-market program.